Exhibit 99.1

BMO Financial Group Reports Second Quarter 2023 Results

EARNINGS RELEASE

BMO’s Second Quarter 2023 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended April 30, 2023, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Financial Results Highlights

Second Quarter 2023 Compared with Second Quarter 2022:

•	Net income of $1,059 million, compared with $4,756 million; adjusted net income[1,3] of $2,216 million, compared with $2,187 million

•	Reported earnings per share (EPS)[2] of $1.30, compared with $7.13; adjusted EPS[1,2,3] of $2.93, compared with $3.23

•	Provision for credit losses (PCL) of $1,023 million, compared with $50 million; adjusted PCL[1,3] of $318 million, compared with $50 million

•	Return on equity (ROE) of 5.6%, compared with 34.5%; adjusted ROE[1,3] of 12.6%, compared with 15.7%

•	Common Equity Tier 1 (CET1) Ratio[4] of 12.2%, compared with 16.0%

Year-to-Date 2023 Compared with Year-to-Date 2022:

•	Net income of $1,306 million, compared with $7,689 million; adjusted net income[1,3] of $4,488 million, compared with $4,771 million

•	Reported EPS[2] of $1.62, compared with $11.57; adjusted EPS[1,2,3] of $6.15, compared with $7.12

•	PCL of $1,240 million, compared with a recovery of $49 million; adjusted PCL[1,3] of $535 million, compared with a recovery of $49 million

•	ROE of 3.4%, compared with 28.0%; adjusted ROE[1,3] of 13.0%, compared with 17.2%

Toronto, May 24, 2023 – For the second quarter ended April 30, 2023, BMO Financial Group recorded net income of $1,059 million or $1.30 per share on a reported basis, and net income of $2,216 million or $2.93 per share on an adjusted basis.

“Our performance this quarter reflects our highly-diversified business mix and the strength, size and stability of our balance sheet, which has been further enhanced by the successful acquisition of Bank of the West. Against the backdrop of an uncertain economic environment, our Canadian and U.S. personal and commercial banking businesses continued to deliver good pre-provision, pre-tax earnings, while our wealth and capital markets businesses were impacted by lower customer activity. These results were underpinned by continued strong asset quality and capital, with a CET1 ratio of 12.2% following the closing of the largest acquisition in our history,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“This strong foundation and our proven track record of delivering resilient financial performance over time positions us well to support our Canadian and U.S. customers and communities with the advice, products and services they need to make real financial progress towards their goals. We are uniquely situated to offer integrated banking, wealth and capital markets products and leading digital experiences that differentiate us from our competitors and drive long-term value for our shareholders.”

“In addition, we continue to be acknowledged for our ethical business practices and how we live our purpose. For the sixth consecutive year, BMO was recognized as one of the World’s Most Ethical Companies by Ethisphere, the only bank in Canada to receive this award since its inception in 2007,” concluded Mr. White.

Concurrent with the release of results, BMO announced a third quarter 2023 dividend of $1.47 per common share, an increase of $0.04 from the prior quarter, and an increase of $0.08 or 6% from the prior year. The quarterly dividend of $1.47 per common share is equivalent to an annual dividend of $5.88 per common share.

Caution

The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excluded the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed for all reported periods in the Non-GAAP and Other Financial Measures section. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms section in our Second Quarter 2023 Report to Shareholders.

(2)	All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(3)

Q2-2023 reported net income included an initial provision for credit losses of $517 million ($705 million pre-tax) on the purchased Bank of the West performing loan portfolio, acquisition and integration costs of $549 million ($727 million pre-tax) and amortization of intangible assets of $85 million ($115 million pre-tax). On a year-to-date basis, reported net income in the current year included a loss of $1,461 million ($2,011 million pre-tax) resulting from the impact of fair value management actions related to the acquisition of Bank of the West, acquisition and integration costs of $730 million ($966 million pre-tax), $371 million of tax expense related to certain tax measures enacted by the Canadian government, $12 million ($15 million pre-tax) of interest expense and legal fees related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, and amortization of acquisition-related intangibles assets of $91 million ($123 million pre-tax). Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items.

(4)	The CET1 Ratio is disclosed in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) Capital Adequacy Requirements (CAR) Guideline.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

BMO Financial Group Second Quarter 2023 Earnings Release 1

Significant Events

On February 1, 2023, we completed the acquisition of Bank of the West and its subsidiaries from BNP Paribas for a cash purchase price of US$13.8 billion. Bank of the West provides a broad range of banking products and services, primarily in the Western and Midwestern parts of the United States. The acquisition strengthens our position in North America with increased scale and greater access to growth opportunities in strategic new markets. We expect to complete the conversion of the Bank of the West customer accounts and systems to our respective BMO platforms by early September 2023. The impact of the acquisition is reflected in our current quarter and year-to-date results as a business combination, with operating results primarily allocated to our U.S. P&C and BMO Wealth Management businesses based on Bank of the West’s client segmentation and allocation methodologies, which may change after conversion.

On closing, we recognized purchase accounting fair value marks on Bank of the West’s loans and deposits of $3.0 billion and discounts on securities of $3.5 billion on our balance sheet in accordance with International Financial Reporting Standards (IFRS). As previously disclosed, to manage the exposure to capital from changes in the fair value of the assets and liabilities of Bank of the West due to changes in interest rates between the announcement and closing of the acquisition, we entered into interest rate swaps that resulted in cumulative mark-to-market gains of $5.7 billion. These swaps were largely offset from an interest rate risk perspective through the purchase of a portfolio of matched duration U.S. treasuries and other balance sheet instruments. On closing, the swaps were unwound and replaced with hedges, which in effect crystallized the unrealized loss position on our balance sheet. Accretion of the fair value marks and securities discounts will increase net interest income, and the amortization of the fair value hedge will decrease net interest income, both recorded in Corporate Services.

As part of the acquisition, we acquired a 51% interest in CLAAS Financial Services, LLC, a subsidiary of Bank of the West that provides lease and loan financing to commercial entities acquiring agricultural equipment. The fair value of ownership interests of other partners in CLAAS Financial Services, LLC was $16 million, and recorded in non-controlling interest on our balance sheet.

For more information on the acquisition of Bank of the West, refer to Note 12 of the unaudited interim consolidated financial statements.

Second Quarter 2023 Performance Review

Adjusted results in the current quarter and the prior year excluded the following items:

•	Initial provision for credit losses of $517 million ($705 million pre-tax) on the purchased Bank of the West performing loan portfolio in the current quarter.

•

Acquisition and integration costs of $549 million ($727 million pre-tax) in the current quarter and $28 million ($37 million pre-tax) in the prior year, recorded in non-interest expense. The current quarter included $545 million ($722 million pre-tax) related to Bank of the West.

•

Amortization of acquisition-related intangibles assets of $85 million ($115 million pre-tax) in the current quarter and $6 million ($8 million pre-tax) in the prior year, recorded in non-interest expense. The current quarter included $77 million ($104 million pre-tax) related to Bank of the West.

•	A legal provision of $6 million ($7 million pre-tax) related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, recorded in interest expense in the current quarter.

•

Revenue of $2,612 million ($3,555 million pre-tax) in the prior year related to the management of the impact of interest rate changes between the announcement and closing of the Bank of the West acquisition on its fair value and goodwill.

•	A gain of $6 million ($8 million pre-tax) and expenses of $15 million ($18 million pre-tax) in the prior year related to the sale of our EMEA and U.S. Asset Management business.

Adjusted results and ratios in this Second Quarter 2023 Performance Review section are on a non-GAAP basis. Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items. The order in which the impact on net income is discussed in this section follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Reported net income decreased from the prior year, primarily due to the impact of the adjusting items noted above, and adjusted net income increased 1%, with higher revenue partially offset by higher expenses and provisions for credit losses. Net income increased in U.S. P&C due to the inclusion of Bank of the West and the impact of the stronger U.S. dollar, and decreased across all other operating groups. On a reported basis, Corporate Services recorded a net loss compared with net income in the prior year, and on an adjusted basis, Corporate Services recorded a higher net loss.

The impact of the acquisition of Bank of the West (BOTW) on our second quarter 2023 net income is reflected in the table below.

	Reported			Adjusted (1)
(Canadian $ in millions)	BMO ex. BOTW	BOTW	BMO	BMO ex. BOTW	BOTW	BMO

Q2-2023 Summary Income Statement

Net interest income	3,905	909	4,814	3,912	909	4,821
Non-interest revenue	3,463	163	3,626	3,463	163	3,626
Revenue	7,368	1,072	8,440	7,375	1,072	8,447
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	591	-	591	591	-	591
Revenue, net of CCPB	6,777	1,072	7,849	6,784	1,072	7,856
Provision for credit losses on impaired loans	228	15	243	228	15	243
Provision for credit losses on performing loans	65	715	780	65	10	75
Total provision for credit losses	293	730	1,023	293	25	318
Non-interest expense	3,992	1,581	5,573	3,976	755	4,731
Provision for (recovery of) income taxes	524	(330)	194	529	62	591
Net income (loss)	1,968	(909)	1,059	1,986	230	2,216

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. Revenue, net of CCPB, and adjusted results in this table are non-GAAP. For further information, refer to the Non-GAAP and Other Financial Measures section, and for details on the composition of non-GAAP amounts, as well as supplementary financial measures, refer to the Glossary of Financial Terms section in our Second Quarter 2023 Report to Shareholders.

2 BMO Financial Group Second Quarter 2023 Earnings Release

Canadian P&C

Reported net income was $861 million, a decrease of $79 million or 8% from the prior year, and adjusted net income was $864 million, a decrease of $77 million or 8%. Results reflected a 7% increase in revenue due to higher net interest income, driven by balance growth and higher margins, and lower non-interest revenue, more than offset by higher expenses and a higher provision for credit losses compared with the prior year.

U.S. P&C

Reported net income was $789 million, an increase of $201 million or 34% from the prior year, and adjusted net income was $866 million, an increase of $277 million or 47% from the prior year. The impact of the stronger U.S. dollar increased net income by 9%, revenue by 12%, and expenses by 14%.

On a U.S. dollar basis, reported net income was $581 million, an increase of $117 million or 25% from the prior year, and adjusted net income was $638 million, an increase of $173 million or 37%. Bank of the West contributed $107 million to reported net income and $163 million to adjusted net income. Underlying results reflected a 9% increase in revenue, primarily due to higher net interest income driven by higher net interest margins and loan balances, partially offset by higher expenses and a higher provision for credit losses.

BMO Wealth Management

Reported net income was $284 million and adjusted net income was $285 million, both decreasing $30 million or 10% from the prior year. Bank of the West contributed $25 million to reported net income and $26 million to adjusted net income. Wealth and Asset Management reported net income was $221 million, a decrease of $26 million or 11%, and adjusted net income was $222 million, a decrease of $26 million or 11%. Underlying results reflected a decrease in revenue, primarily due to the impact of weaker global markets and lower online brokerage volumes, and higher expenses. Insurance net income was $63 million, a decrease of $4 million or 5% from the prior year.

BMO Capital Markets

Reported net income was $380 million, a decrease of $68 million or 15% from the prior year, and adjusted net income was $388 million, a decrease of $65 million or 14%. Results reflected revenue growth of 1%, with higher revenue in both Global Markets and Investment and Corporate Banking, higher expenses and a lower provision for credit losses.

Corporate Services

Reported net loss was $1,255 million, compared with reported net income of $2,466 million in the prior year, and adjusted net loss was $187 million, compared with $111 million. Reported results decreased, primarily due to the adjusting items noted above. Adjusted results decreased, primarily due to lower revenue and higher expenses, partially offset by the impact of a more favourable tax rate in the current quarter.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 12.2% as at April 30, 2023, a decrease from 18.2% at the end of the first quarter of 2023, primarily due to the acquisition of Bank of the West.

Credit Quality

Total reported provision for credit losses was $1,023 million and total adjusted provision for credit losses was $318 million, compared with a reported and adjusted provision of $50 million in the prior year. The total provision for credit losses as a percentage of average net loans and acceptances ratio was 65 basis points on a reported basis and 20 basis points on an adjusted basis, compared with 4 basis points on both a reported and adjusted basis in the prior year. Adjusted provision for credit losses excluded the initial provision on the purchased Bank of the West performing loan portfolio of $705 million.

The provision for credit losses on impaired loans was $243 million, an increase of $123 million from the prior year, primarily due to higher provisions in Personal and Business Banking in our P&C businesses. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 16 basis points, compared with 10 basis points in the prior year.

The provision for credit losses on performing loans was $780 million on a reported basis and $75 million on an adjusted basis, compared with a reported and adjusted recovery of $70 million in the prior year. The $780 million provision for credit losses on performing loans in the current quarter included the initial provision on the purchased Bank of the West performing loan portfolio noted above. On an adjusted basis, the $75 million provision for credit losses on performing loans in the current quarter reflected portfolio credit migration, model changes and economic uncertainty, partially offset by a modest improvement in macro-economic variables, including the continued benefit from risk transfer transactions. The $70 million recovery of credit losses in the prior year largely reflected reduced uncertainty as a result of the improving pandemic environment, portfolio credit improvement and model changes, partially offset by a deteriorating economic outlook, increased adverse scenario weight and portfolio growth.

Refer to the Critical Accounting Estimates and Judgments section of BMO’s 2022 Annual Report and Note 4 of our audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2022.

BMO Financial Group Second Quarter 2023 Earnings Release 3

Supporting a Sustainable and Inclusive Future

BMO has a deep sense of purpose – to be a champion for progress and a catalyst for change. We are leveraging our position as a leading financial services provider in order to create opportunities for our stakeholders and communities to make positive, sustainable change, because we believe that success can and must be mutual. In support of our customers, communities and employees, we:

•

Announced a $30 million commitment to support agricultural businesses by launching Greener Future Financing, a climate financing program to help small and medium-sized agricultural enterprises across Canada to develop future-ready, climate-resilient operations.

•	Launched industry-leading digital pre-arrival account opening capabilities for newcomers to Canada, as well as eligible international students, through our expanded NewStart® program.

•

Announced the 2022 award recipients of $150,000 in grants awarded to twelve Canadian women entrepreneurs as part of the BMO Celebrating Women Grant Program for women-owned businesses across Canada, in collaboration with Deloitte. The program is in its third consecutive year and has supported 56 women-owned businesses to-date, with grants totalling $530,000 in both Canada and the United States.

•

Invested $15 million in Help Kids Phone’s Feel Out Loud movement to expand clinical services across the country through its e-mental health services for youth in Canada. As a founding partner of Kids Help Phone, and with the help of our employees, we have raised over $40 million to support this program to date.

•

Were named to the United Nations Principles for Responsible Banking, Nature Target Setting Working Group, tasked with providing guidance to global banks for setting biodiversity and nature targets, the only Canadian bank among 34 signatories across 24 countries.

In addition, BMO’s leadership continues to be acknowledged, including:

•

Recognized by Celent with two Model Bank Awards for our financial leadership in digital transformation and our commitment to helping customers make real financial progress. We received the Retail Digital Banking Transformation award for our Canadian Digital Banking modernization program and the Customer Financial Resilience award for three of our innovative digital solutions: BMO Savings Amplifier; BMO Same Day Grace Alert; and BMO Pre-Authorized Payment Manager.

•

Recognized by Ethisphere Institute as one of the World’s Most Ethical Companies for the sixth consecutive year and the only Canadian bank to be recognized with this award since its inception in 2007. The award affirms our commitment to doing what is right and operating with transparency, good governance, and integrity in support of a thriving economy, sustainable future, and inclusive society.

•

Included for the third consecutive year in the Globe and Mail’s 2023 Report on Business, Women Lead Here list, which recognizes Canadian businesses for excellence in executive gender diversity. Our commitment to the gender equality among senior leaders remains above 40 percent since 2016, and continues to support advancing diversity, equity, and inclusion across the bank.

Caution

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third-party websites mentioned herein, does not form part of this document.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. In this document, the names BMO and BMO Financial Group, as well as the words “bank”, “we” and “our”, mean Bank of Montreal, together with its subsidiaries.

4 BMO Financial Group Second Quarter 2023 Earnings Release

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Certain information contained in BMO’s Management’s Discussion and Analysis dated May 24, 2023 for the period ended April 30, 2023 (Second Quarter 2023 Report to Shareholders) is incorporated by reference into this document. For further details on the composition of non-GAAP amounts, measures and ratios, including supplementary financial measures, please refer to the Glossary of Financial Terms section in our Second Quarter 2023 Report to Shareholders which is available at www.sedar.com.

Our non-GAAP measures broadly fall into the following categories:

Adjusted measures and ratios

Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense, provision for credit losses and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Measures net of insurance claims, commissions and changes in policy benefit liabilities (CCPB)

We also present reported and adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and our efficiency ratio and operating leverage are calculated on a similar basis. Measures and ratios presented on a basis net of CCPB are non-GAAP. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets, caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB. The presentation and discussion of revenue, efficiency ratios and operating leverage on a net basis reduces this variability, which allows for a better assessment of operating results. For more information refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section in our Second Quarter 2023 Report to Shareholders.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Caution

This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter 2023 Earnings Release 5

Non-GAAP and Other Financial Measures

(Canadian $ in millions, except as noted)	Q2-2023	Q1-2023	Q2-2022	YTD-2023	YTD-2022

Reported Results

Net interest income	4,814	4,021	3,902	8,835	7,921
Non-interest revenue	3,626	2,449	5,416	6,075	9,120
Revenue	8,440	6,470	9,318	14,910	17,041
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(591)	(1,193)	808	(1,784)	727
Revenue, net of CCPB	7,849	5,277	10,126	13,126	17,768
Provision for credit losses	(1,023)	(217)	(50)	(1,240)	49
Non-interest expense	(5,573)	(4,421)	(3,713)	(9,994)	(7,559)
Income before income taxes	1,253	639	6,363	1,892	10,258
Provision for income taxes	(194)	(392)	(1,607)	(586)	(2,569)
Net income	1,059	247	4,756	1,306	7,689
Diluted EPS ($)	1.30	0.30	7.13	1.62	11.57

Adjusting Items Impacting Revenue (Pre-tax)

Impact of divestitures (1)	-	-	8	-	(21)
Management of fair value changes on the purchase of Bank of the West (2)	-	(2,011)	3,555	(2,011)	4,117
Legal provision (3)	(7)	(6)	-	(13)	-
Impact of adjusting items on revenue (pre-tax)	(7)	(2,017)	3,563	(2,024)	4,096

Adjusting Items Impacting Provision for Credit Losses (Pre-tax)

Initial provision for credit losses on purchased performing loans (pre-tax) (6)	(705)	-	-	(705)	-

Adjusting Items Impacting Non-Interest Expense (Pre-tax)

Acquisition and integration costs (4)	(727)	(239)	(37)	(966)	(49)
Amortization of acquisition-related intangible assets (5)	(115)	(8)	(8)	(123)	(16)
Impact of divestitures (1)	-	-	(18)	-	(15)
Legal provision (3)	-	(2)	-	(2)	-
Impact of adjusting items on non-interest expense (pre-tax)	(842)	(249)	(63)	(1,091)	(80)
Impact of adjusting items on reported net income (pre-tax)	(1,554)	(2,266)	3,500	(3,820)	4,016

Adjusting Items Impacting Revenue (After-tax)

Impact of divestitures (1)	-	-	6	-	(23)
Management of fair value changes on the purchase of Bank of the West (2)	-	(1,461)	2,612	(1,461)	3,025
Legal provision (3)	(6)	(5)	-	(11)	-
Impact of adjusting items on revenue (after-tax)	(6)	(1,466)	2,618	(1,472)	3,002

Adjusting Items Impacting Provision for Credit Losses (After-tax)

Initial provision for credit losses on purchased performing loans (after-tax) (6)	(517)	-	-	(517)	-

Adjusting Items Impacting Non-Interest Expense (After-tax)

Acquisition and integration costs (4)	(549)	(181)	(28)	(730)	(38)
Amortization of acquisition-related intangible assets (5)	(85)	(6)	(6)	(91)	(12)
Impact of divestitures (1)	-	-	(15)	-	(34)
Legal provision (3)	-	(1)	-	(1)	-
Impact of adjusting items on non-interest expense (after-tax)	(634)	(188)	(49)	(822)	(84)

Adjusting Items Impacting Provision for Income Taxes

Impact of Canadian tax measures (7)	-	(371)	-	(371)	-
Impact of adjusting items on reported net income (after-tax)	(1,157)	(2,025)	2,569	(3,182)	2,918
Impact on diluted EPS ($)	(1.63)	(2.92)	3.90	(4.53)	4.45

Adjusted Results

Net interest income	4,821	4,410	3,780	9,231	7,754
Non-interest revenue	3,626	4,077	1,975	7,703	5,191
Revenue	8,447	8,487	5,755	16,934	12,945
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(591)	(1,193)	808	(1,784)	727
Revenue, net of CCPB	7,856	7,294	6,563	15,150	13,672
Provision for credit losses	(318)	(217)	(50)	(535)	49
Non-interest expense	(4,731)	(4,172)	(3,650)	(8,903)	(7,479)
Income before income taxes	2,807	2,905	2,863	5,712	6,242
Provision for income taxes	(591)	(633)	(676)	(1,224)	(1,471)
Net income	2,216	2,272	2,187	4,488	4,771
Diluted EPS ($)	2.93	3.22	3.23	6.15	7.12

(1)

Reported net income included the impact of divestitures of our EMEA and U.S. Asset Management business. Q2-2022 included a gain of $6 million ($8 million pre-tax) relating to the transfer of certain U.S. asset management clients recorded in revenue, and expenses of $15 million ($18 million pre-tax), both related to the sale of our EMEA Asset Management business. Q1-2022 included a $29 million (pre-tax and after-tax) loss relating to foreign currency translation reclassified from accumulated other comprehensive income to non-interest revenue, a $3 million pre-tax net recovery of non-interest expense, including taxes of $22 million on closing of the sale of our EMEA Asset Management business. These amounts were recorded in Corporate Services.

(2)

Reported net income included revenue (losses) related to the acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing on its fair value and goodwill. Q1-2023 included a loss of $1,461 million ($2,011 million pre-tax), comprising $1,628 million of pre-tax mark-to-market losses on certain interest rate swaps recorded in trading revenue and $383 million of pre-tax losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income, and Q2-2022 included revenue of $2,612 million ($3,555 million pre-tax), comprising $3,433 million of pre-tax mark-to-market gains and $122 million of pre-tax net interest income. YTD-2022 included revenue of $3,025 million ($4,117 million pre-tax), comprising $3,950 million of pre-tax mark-to-market gains and $167 million of pre-tax interest income. These amounts were recorded in Corporate Services. For further information on this acquisition, refer to the Significant Events section.

(3)

Reported net income included the impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank. Q2-2023 included interest expense of $6 million ($7 million pre-tax) and Q1-2023 included $6 million ($8 million pre-tax), comprising interest expense of $6 million pre-tax and legal fees of $2 million pre-tax. These amounts were recorded in Corporate Services. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report.

(4)

Reported net income included acquisition and integration costs recorded in non-interest expense. Costs related to the acquisition of Bank of the West were recorded in Corporate Services: Q2-2023 included $545 million ($722 million pre-tax), Q1-2023 included $178 million ($235 million pre-tax), and Q2-2022 included $26 million ($35 million pre-tax). YTD-2023 included $723 million ($957 million pre-tax) and YTD-2022 included $33 million ($43 million pre-tax). Costs related to Radicle and Clearpool were recorded in BMO Capital Markets: Q2-2023 included $2 million ($2 million pre-tax), Q1-2023 included $3 million ($4 million pre-tax), and Q2-2022 included $2 million ($2 million pre-tax). YTD-2023 included $5 million ($6 million pre-tax) and YTD-2022 included $5 million ($6 million pre-tax) for YTD-2022. Costs related to the announced acquisition of AIR MILES® were recorded in P&C Canada: Q2-2023 included $2 million ($3 million pre-tax).

(5)

Reported net income included amortization of acquisition-related intangible assets recorded in non-interest expense in the related operating group and was $85 million ($115 million pre-tax) in Q2-2023 and $6 million ($8 million) in both Q1-2023 and Q2-2022. YTD-2023 included $91 million ($123 million pre-tax) and YTD-2022 included $12 million ($16 million pre-tax). The current quarter included $77 million ($104 million pre-tax) related to Bank of the West.

(6)

Q2-2023 reported net income included an initial provision for credit losses of $517 million ($705 million pre-tax) on the purchased Bank of the West performing loan portfolio, recorded in Corporate Services.

(7)

Q1-2023 reported net income included a one-time tax expense of $371 million related to certain tax measures enacted by the Canadian government, comprising a Canada Recovery Dividend (CRD) of $312 million and $59 million related to the pro-rated fiscal 2022 impact of the 1.5% tax rate increase, net of a deferred tax asset remeasurement, recorded in Corporate Services.

6 BMO Financial Group Second Quarter 2023 Earnings Release

Summary of Reported and Adjusted Results by Operating Group

(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US $ in millions)

Q2-2023

Reported net income (loss)	861	789	1,650	284	380	(1,255)	1,059	(104)
Acquisition and integration costs	2	-	2	-	2	545	549	400
Amortization of acquisition-related intangible assets	1	77	78	1	6	-	85	61
Legal provision	-	-	-	-	-	6	6	4
Initial provision for credit losses on purchased performing loans	-	-	-	-	-	517	517	379
Adjusted net income (loss)	864	866	1,730	285	388	(187)	2,216	740

Q1-2023

Reported net income (loss)	980	698	1,678	277	503	(2,211)	247	(558)
Acquisition and integration costs	-	-	-	-	3	178	181	132
Amortization of acquisition-related intangible assets	-	1	1	1	4	-	6	4
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	1,461	1,461	1,093
Legal provision	-	-	-	-	-	6	6	5
Impact of Canadian tax measures	-	-	-	-	-	371	371	-
Adjusted net income (loss)	980	699	1,679	278	510	(195)	2,272	676

Q2-2022

Reported net income (loss)	940	588	1,528	314	448	2,466	4,756	2,656
Acquisition and integration costs	-	-	-	-	2	26	28	23
Amortization of acquisition-related intangible assets	1	1	2	1	3	-	6	4
Impact of divestitures	-	-	-	-	-	9	9	(2)
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	(2,612)	(2,612)	(2,062)
Adjusted net income (loss)	941	589	1,530	315	453	(111)	2,187	619

YTD-2023

Reported net income (loss)	1,841	1,487	3,328	561	883	(3,466)	1,306	(662)
Acquisition and integration costs	2	-	2	-	5	723	730	532
Amortization of acquisition-related intangible assets	1	78	79	2	10	-	91	65
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	1,461	1,461	1,093
Legal provision	-	-	-	-	-	12	12	9
Impact of Canadian tax measures	-	-	-	-	-	371	371	-
Initial provision for credit losses on purchased performing loans	-	-	-	-	-	517	517	379
Adjusted net income (loss)	1,844	1,565	3,409	563	898	(382)	4,488	1,416

YTD-2022

Reported net income (loss)	1,944	1,269	3,213	629	1,153	2,694	7,689	3,801
Acquisition and integration costs	-	-	-	-	5	33	38	30
Amortization of acquisition-related intangible assets	1	2	3	2	7	-	12	8
Impact of divestitures	-	-	-	-	-	57	57	(42)
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	(3,025)	(3,025)	(2,387)
Adjusted net income (loss)	1,945	1,271	3,216	631	1,165	(241)	4,771	1,410

(1)	U.S. segment reported and adjusted results comprise net income recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.

  Refer to footnotes (1) to (7) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

Return on Equity and Return on Tangible Common Equity

(Canadian $ in millions, except as noted)	Q2-2023	Q1-2023	Q2-2022	YTD-2023	YTD-2022
Reported net income	1,059	247	4,756	1,306	7,689
Net income attributable to non-controlling interest in subsidiaries	3	-	-	3	-
Net income attributable to bank shareholders	1,056	247	4,756	1,303	7,689
Dividends on preferred shares and distributions on other equity instruments	(127)	(38)	(52)	(165)	(107)
Net income available to common shareholders (A)	929	209	4,704	1,138	7,582
After-tax amortization of acquisition-related intangible assets	85	6	6	91	12
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	1,014	215	4,710	1,229	7,594
After-tax impact of other adjusting items (1)	1,072	2,019	(2,575)	3,091	(2,930)
Adjusted net income available to common shareholders (C)	2,086	2,234	2,135	4,320	4,664
Average common shareholders’ equity (D)	67,792	66,015	55,843	66,889	54,574
Return on equity (%) (= A/D) (2)	5.6	1.3	34.5	3.4	28.0
Adjusted return on equity (%) (= C/D) (2)	12.6	13.4	15.7	13.0	17.2
Average tangible common equity (E) (3)	49,818	60,882	51,022	55,442	49,705
Return on tangible common equity (%) (= B/E) (2)	8.4	1.4	37.9	4.5	30.8
Adjusted return on tangible common equity (%) (= C/E) (2)	17.2	14.6	17.2	15.7	18.9

(1)	Refer to footnotes (1) to (7) in the Non-GAAP and Other Financial Measures table for details on adjusting items.
(2)	Quarterly calculations are on an annualized basis.
(3)

Average tangible common equity is average common shareholders’ equity (D above) adjusted for goodwill of $16,217 million in Q2-2023, $5,283 million in Q1-2023, and $4,943 million in Q2-2022; $10,659 million for YTD-2023 and $4,988 million for YTD-2022; acquisition-related intangible assets of $2,824 million in Q2-2023, $115 million in Q1-2023, and $130 million in Q2-2022; $1,447 million for YTD-2023 and $134 million for YTD-2022; net of related deferred tax liabilities of $1,053 million in Q2-2023, $265 million in Q1-2023, and $252 million in Q2-2022; $653 million for YTD-2023 and $253 million for YTD-2022.

BMO Financial Group Second Quarter 2023 Earnings Release 7

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2023 and beyond, our strategies or future actions, our targets and commitments (including with respect to our Climate Ambition and net zero emissions), expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies, plans for the combined operations of BMO and Bank of the West, the timing for converting Bank of the West customer accounts and systems onto our respective BMO platforms, and the financial, operational and capital impacts of the transaction, and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “commit”, “target”, “may”, “schedule”, “forecast”, “outlook”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges; the impact of adverse developments affecting the U.S. and global banking industry, including the risk of bank failures and liquidity concerns, the heightening of economic and market volatility, and regulatory responses to such developments; the anticipated benefits from acquisitions, including Bank of the West, such as potential synergies, accretion to adjusted earnings per share (EPS), and operational efficiencies, are not realized; changes to our credit ratings; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; information, privacy and cybersecurity, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; benchmark interest rate reforms; technological changes and technology resiliency; political conditions, including changes relating to, or affecting, economic or trade matters; climate change and other environmental and social risk; the Canadian housing market and consumer leverage; inflationary pressures; global supply-chain disruptions; changes in monetary, fiscal, or economic policy; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans, complete proposed acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and judgments, and the effects of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2022 Annual Report, and the Risk Management section in our Second Quarter 2023 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2022 Annual Report, as updated in the Economic Developments and Outlook section in our Second Quarter 2023 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2022 Annual Report, as updated in the Allowance for Credit Losses section in our Second Quarter 2023 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. Assumptions about our integration plan, the efficiency and duration of integration and the alignment of organizational responsibilities were material factors we considered in estimating pre-tax cost synergies and integration costs. Assumptions about BMO’s current and expected financial performance (including balance sheet, income statement and regulatory capital figures), expected cost and revenue synergies (and timing to achieve) relating to the Bank of the West acquisition, and current and future foreign exchange rates, interest rates and shares outstanding were material factors considered in estimating adjusted EPS accretion.

In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

8 BMO Financial Group Second Quarter 2023 Earnings Release

INVESTOR AND MEDIA INFORMATION

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2022 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 24, 2023, at 8.15 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-952-5114 (toll-free outside Toronto), entering Passcode: 1375068#. A replay of the conference call can be accessed until June 24, 2023, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 7622562#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

Jeff Roman, Director, Enterprise Media Relations, jeff.roman@bmo.com, 416-867-3996

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under DRIP

February 2023: $128.52

March 2023: $117.77

April 2023: $122.15

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2022 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2022 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

BMO Financial Group Second Quarter 2023 Earnings Release 9